Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Mr. Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2007
       File No. 1-31946

Dear Mr. Werner:

       We have reviewed your August 27, 2008 response to our July 16, 2008 letter and
have the following additional comment. In our comment, we ask you to provide us with
information to better understand your disclosure. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Acquisitions and Dispositions, page 71
Mayne Pharma Acquisition, page 71

1. We acknowledge your response to prior comment 2. In your response you
    acknowledge that Mayne Pharma, the acquiree, had customer relationships with
    45 distributors. However, you stated that you ascribed no value to these
    relationships and the related customer lists. You also stated that you determined
    the value of Mayne Pharma's products and product rights based on the excess
    earnings methodology. Since the excess earnings methodology is an accepted
    income approach to value customer relationships it is unclear why no value was
    assigned to the customer relationships with the 45 distributors. Please tell us why
    you believe you have complied with the requirements to recognize marketing-
    related assets apart from goodwill based on the guidance in paragraph 39 and
    Appendix A of SFAS 141. Please also address the following:

- How many distributor relationships you presently have with the 45 distributor relationships acquired from Mayne Pharma;
- How many distributor relationships you have contractual relationships with out of the 45 distributor relationships acquired from Mayne Pharma;
- The number of years that Mayne Pharma had maintained relationships with the 45 distributors;
- The annual and cumulative revenues attributable to Mayne Pharma's end use customers generated by the 45 distributors since the acquisition; and
- The revenue trends since the acquisition for these 45 distributors as well as any other factors that you believe are significant in helping us assess the fair value of the distributor customer relationships.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief at (202) 551-3752, or Mary Mast, Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant